SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Chad Steelberg,

Ryan Steelberg and

Newport Coast Investments, LLC

c/o Veritone, Inc.

575 Anton Boulevard

Costa Mesa, CA 92626

(888) 507-1737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Chad Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,158,504 shares of Common Stock
	8	SHARED VOTING POWER 4,239,638 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,158,504 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 4,239,638 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,398,142 shares of Common Stock (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ See footnotes (1) and (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON IN

(1)	The Reporting Persons may be deemed to be part of a group with Acacia Research Corporation pursuant to that certain Voting Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Shares held by Acacia Research Corporation.

(2)	Excludes shares of Common Stock held by Acacia Research Corporation, as described in Item 5 below.

CUSIP No. 92347M 10 0	13D	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Ryan Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 939,799 shares of Common Stock
	8	SHARED VOTING POWER 4,239,638 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 939,799 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 4,239,638 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,179,437 shares of Common Stock (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ See footnotes (1) and (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92347M 10 0	13D	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Newport Coast Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,355,387 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,355,387 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,387 shares of Common Stock (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON 00

CUSIP No. 92347M 10 0	13D	Page 4 of 9

This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2017 (the “Schedule 13D”) jointly by (i) Chad Steelberg, an individual; (ii) Ryan Steelberg, an individual, and (iii) Newport Coast Investments, LLC, a California limited liability company (“Newport”), relating to the shares of Common Stock, par value $0.001 (the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). The foregoing entity and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 1, are incorporated by reference into the responses to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information:

During the period of March 7, 2018 through March 15, 2018, BV16, LLC (“BV16”), VIF I, LLC (“VIF”) and Veritone LOC I, LLC (“VLOC”) completed pro rata distributions of all of the Shares (and all of the warrants to purchase Shares, in the case of VLOC) held of record by such entities to all of their respective members, including members that are controlled by Chad Steelberg and/or Ryan Steelberg (the “Distributions”). The total number of Shares that were held by BV16 had been previously reported as beneficially owned by the Founders on this Schedule 13D due to their control over the managing member of such entity, and the total number of Shares that were held by VIF had been previously reported as beneficially owned by Chad Steelberg on this Schedule 13D due to his position as Manager of such entity.

The Shares and warrants that were held by VLOC had been excluded from the aggregate numbers of Shares previously reported as beneficially owned by the Reporting Persons, as none of the Reporting Persons had the right to vote or dispose of any of such Shares. However, Steel Veritone Fund I, LLC (“SVF”), a limited liability company controlled by the Founders, held a 50% membership interest in VLOC. The Shares previously held by VLOC were acquired prior to the Issuer’s IPO upon the conversion of convertible notes payable to VLOC, which had an aggregate outstanding principal balance of $4.0 million, plus accrued interest thereon, at the time of such conversion.

The Distributions have resulted in a net decrease of an aggregate of 153,803 Shares reported as beneficially owned by the Founders, but do not represent any change in the pecuniary interest of the Founders in the Issuer’s Shares. See Item 5 below for further information regarding the Distributions and the beneficial ownership of the Shares by the Reporting Persons following the Distributions.

In addition, (i) an additional 145,114 Shares underlying the Time-Based Option held by each of Chad Steelberg and Ryan Steelberg have become exercisable within 60 days, and (ii) an additional 5,215 Shares were issued to Chad Steelberg on December 29, 2017, pursuant to his Employment Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

The Lock-Up Agreements and the lock-up obligations of the Investor Rights Agreement have expired in accordance with their terms.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)    The percentage of Shares beneficially owned by each Reporting Person is based on 16,222,731 Shares of the Issuer that were outstanding as of February 28, 2018. Such Shares do not include any Shares held by Acacia as described below, for which beneficial ownership of such Shares is disclaimed by each of the Reporting Persons. The information contained on the cover pages of this Amendment No. 1 to the Schedule 13D for the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

As noted in Item 3 above, the Distributions by BV16, VIF and VLOC have resulted in changes in the numbers of Shares reported as beneficially owned by the Founders, but have not changed the pecuniary interest of the Founders in the Issuer’s Shares. The Distributions by BV16 and VIF have reduced the number of Shares reported as beneficially owned by the Founders by an aggregate of 448,086 Shares, representing the Shares that were distributed to other members of such entities over which the Founders no longer have any voting or dispositive control. The Distributions by VLOC have increased the number of Shares reported as beneficially owned by the Founders by an aggregate of 215,921 Shares and exercisable warrants to purchase an additional 78,362 Shares, all of which are now owned by SVF and are deemed to be beneficially owned by the Founders.

Following the Distributions, the Reporting Persons collectively beneficially own an aggregate of 6,337,941 Shares, representing 35.2% of the Shares. The Shares deemed to be beneficially owned by each Reporting Person are shown in the tables below:

Reporting Person: Chad Steelberg

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Chad Steelberg(1)	860,217	860,217	0
Newport	3,355,387	0	3,355,387
NCI Investments, LLC (“NCI”)(2)	589,968	0	589,968
Steel Holdings, LLC (“Steel”)	298,287	298,287	0
SVF(3)	294,283	0	294,283

Total	5,398,142	1,158,504	4,239,638	31.5%

(1)	Includes options to purchase an aggregate of 841,659 Shares, which are exercisable within 60 days of March 7, 2018. Also includes 751 Shares that were acquired pursuant to a pro rata distribution of all of the Shares held by VIF to all of its members. The remaining 76,219 Shares that were held by VIF, which had been previously included in the number of Shares reported as beneficially owned by Chad Steelberg due to his voting and dispositive power over such Shares, have been distributed to the other members of VIF, and Chad Steelberg no longer has any voting or dispositive power over such Shares.
(2)	These Shares were acquired pursuant to a pro rata distribution of all of the Shares held by BV16 to all of its members. The remaining 371,867 Shares that were held by BV16, which had been previously included in the number of Shares reported as beneficially owned by Chad Steelberg due to his voting and dispositive power over such Shares, have been distributed to the other members of BV16, and Chad Steelberg no longer has any voting or dispositive power over such Shares.
(3)	Includes warrants to purchase an aggregate of 78,362 Shares originally issued in March, April and May 2017, all of which have exercise prices of $13.6088 and terms of ten years. Such warrants are fully vested and exercisable. These Shares and warrants were acquired pursuant to a pro rata distribution of all of the Shares and warrants held by VLOC to all of its members.

Reporting Person: Ryan Steelberg

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Ryan Steelberg(1)	939,799	939,799	0
Newport	3,355,387	0	3,355,387
NCI(2)	589,968	0	589,968
SVF(3)	294,283	0	294,283

Total	5,179,437	939,799	4,239,638	30.2%

(1)	Includes options to purchase an aggregate of 841,659 Shares, which are exercisable within 60 days of March 7, 2018.
(2)	These Shares were acquired upon a pro rata distribution of all of the Shares held by BV16 to all of its members. The remaining 371,867 Shares that were held by BV16, which had been previously included in the number of Shares reported as beneficially owned by Ryan Steelberg due to his voting and dispositive power over such Shares, have been distributed to the other members of BV16, and Ryan Steelberg no longer has any voting or dispositive power over such Shares.
(3)	Includes warrants to purchase an aggregate of 78,362 Shares originally issued in March, April and May 2017, all of which have exercise prices of $13.6088 and terms of ten years. Such warrants are fully vested and exercisable. These Shares and warrants were acquired pursuant to a pro rata distribution of all of the Shares and warrants held by VLOC to all of its members.

Reporting Person: Newport

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Newport	3,355,387	0	3,355,387	20.7%

The grantor trust of each Founder is the record holder of 50% of the membership interests of each of Newport, NCI and SVF, and each Founder is a trustee of his respective grantor trust. Each such grantor trust is a Managing Member of Newport. Chad Steelberg is the Manager of NCI and SVF. As such, the Founders are each deemed to beneficially own the Shares held of record by Newport, NCI and SVF, and the warrants to purchase Shares held by SVF, and share voting power and dispositive power over all of such Shares. Chad Steelberg is the Manager of Steel and has sole voting and dispositive power over the Shares held by Steel.

The foregoing does not include (i) 4,119,520 Shares held of record by Acacia; and (iv) 715,731 Shares issuable upon exercise of warrants held by Acacia that are exercisable within 60 days of March 7, 2018. None of the Reporting Persons have the right to vote or dispose of any of the Shares held by Acacia, however, under the Voting Agreement, Acacia is required to vote all of the Shares owned by Acacia in favor of the six (6) director designees designated by the Holders (as defined in the Voting Agreement), and the Reporting Persons (together with Acacia and the other Holders) are required to vote certain of the Shares beneficially owned by them in favor of the three (3) director designees designated by Acacia. See the additional description of the Voting Agreement in Item 6 of the Schedule 13D. The Reporting Persons disclaim beneficial ownership of the Shares held by Acacia.

Based upon the knowledge and belief of the Reporting Persons, if all of Acacia’s Shares and exercisable warrants were deemed to be beneficially owned by the Reporting Persons, the total Shares beneficially owned by the Reporting Persons and related percent of Shares would be as follows:

Reporting Person	No. of Shares	Percent of Class
Chad Steelberg	10,233,393	57.3%
Ryan Steelberg	10,014,688	56.1%
Newport	81,90,638	48.4%

(b)    See the information in subsection (a) above and contained on the cover pages of this Amendment No. 1 to the Schedule 13D, which is incorporated herein by reference.

(c)    There have been no transactions with respect to Shares of the Issuer within the last 60 days by the Reporting Persons, other than (i) the Distributions, as described in Item 3 and in this Item 5 above, and (ii) the vesting of additional options to purchase 58,045 Shares under the Time-Based Option held by each of the Founders, as described in Item 4 of the Schedule 13D.

(d)    Not applicable.

(e)    Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 1 to the Schedule 13D with respect to such person is true, complete and correct.

Dated: March 20, 2018

/s/ Chad Steelberg
CHAD STEELBERG

/s/ Ryan Steelberg
RYAN STEELBERG

NEWPORT COAST INVESTMENTS, LLC

By:	Ryan Scott Steelberg, Trustee of the RSS Living Trust dated April 6, 2012
Its:	Member

By:	/s/ Ryan Scott Steelberg
Ryan Scott Steelberg, Trustee